For immediate release -
New composition Board of Directors of Mittal Steel Company N.V.

Rotterdam – 30th October 2006 – Mittal Steel Company N.V. (“Mittal Steel”) today announces, as per merger agreement, the General Meeting of Shareholders has approved the new Board of Directors for Mittal Steel Company N.V.

The new composition is as follows:

Mr. Lakshmi N. Mittal, Mrs. Vanisha Mittal, Messrs. Lewis B. Kaden, Wilbur L. Ross Jr., Narayanan Vaghul, François H. Pinault, Joseph Kinsch, José Ramón Álvarez Rendueles, Sergio Silva de Freitas, Georges Schmit, Edmond Pachura, Michel Angel Marti, Manuel Fernández López, Jean-Pierre Hansen, John O. Castegnaro, Antoine Spillmann, H.R.H. Prince Guillaume de Luxembourg and Romain Zaleski.

Messrs. Aditya Mittal, René Lopez, Muni Krishna T. Reddy and Ambassador Andrés Rozental resigned as members of the Board of Directors. Mr. Aditya Mittal will continue to serve as CFO at the Group Management Board of Arcelor Mittal.

As a consequence the composition of Mittal Steel's Board of Directors is now identical to that of Arcelor S.A.

About Arcelor Mittal:

Arcelor Mittal is the world’s leading steel company, by both revenue and production. The company operates 61 plants across 27 countries, employing some 320,000 employees.